

June 21, 2011

Via E-mail
Robert Kohn, Chief Executive Officer
BioPower Operations Corporation
1000 Corporate Drive, Suite 200
Fort Lauderdale, FL

Re: BioPower Operations Corporation
Amendment No. 5 to Registration Statement on Form S-1
Filed June 10, 2011
File No. 333-172139

Dear Mr. Kohn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

Use of Proceeds, page 10
Business Development Costs, page 10

1. We note your added disclosure in response to comment three of our letter dated June 7, 2011 and partially reissue that comment. Please revise to clarify what feasibility study cost you are assuming when discussing the $400,000 estimated budget per potential project. For example, we note the $25,000 - $100,000 range for feasibility studies discussed in the third paragraph of this section.

2. We also note that you have included tabular disclosure that at each level of proceeds you will have funding for the business development costs of an increasing number of the biomass projects. Please reconcile this tabular disclosure with your disclosure on pages 11 and 12, which does not appear to contemplate more than one biomass project being

developed. When revising your disclosure with respect to each level of proceeds, please also consider at what level of proceeds you would have sufficient funding to develop only one biomass project. In addition, please explain why you have allocated the funds only to feasibility studies, when if you determine to proceeds with the first project it would appear the funds would be needed for that initial project. It is unclear if or when you would be proceeding to new feasibility studies.

Project Feasibility Study and Business Model, page 10

3. We partially reissue comment one of our letter dated June 7, 2011. Please clarify which aspects of the feasibility study and business model will be prepared by you and which aspects will be prepared by your licensors. In this regard, clarify the role of your licensors and you in generating the information listed in the second paragraph of this section.

4. As previously requested, please discuss in greater detail how the determination as to whether to proceed or not with a particular project will be made. In addition, please provide a more detailed discussion of the project funding sources. Clarify whether you will have determined the potential project funding sources before commencing with the feasibility studies.

Dilution, page 12

5. We reviewed your response to comment five of our letter dated June 7, 2011, but we do not see where you have revised to remove the disclosure regarding the adjustments to net tangible book value as of November 30, 2010. As such, the comment will be reissued. Since you have updated your dilution information to February 28, 2011, please revise to remove the disclosure regarding the adjustments to net tangible book value in the head note to your dilution table. As a result of the update, these amounts are now included in your historical financial statements.

6. We reviewed your response to comment four of our letter dated June 7, 2011. It does not appear that you have properly calculated the immediate dilution to new investors in your dilution table scenarios. Please note that these amounts should be determined by subtracting the net tangible book value per share after the offering from the offering price of the share. For example, in the 100% scenario, the immediate dilution to new investors would be $0.45. Please revise or advise.

Information with Respect to the Registrant, page 19
Description of Business, page 19

7. We reissue comment seven of our letter dated June 7, 2011. Provide a more detailed discussion of the feasibility study and the business plan. In addition, please provide a

more detailed discussion of how the feasibility study will be used to determine whether to proceed with a particular project.

8. It appears that you will not be making the determination as to whether to proceed with a particular project or not and that such decisions may be the result of factors other than the feasibility study. Please revise to clearly reflect this. Also, please discuss how you will benefit from the determination to proceed with a particular project and the work that you would complete on the project. Lastly, discuss your business plan if you are unable to convince any potential funding source to proceed with a project.

9. We reissue comment eight of our letter dated June 7, 2011. We note that you deleted disclosure regarding meetings "with entities and persons with available funds to finance projects" and discussions with "certain landowners" on pages 32 and 34 respectively. Please advise us of why you have deleted such disclosure and reconcile such previous statements with your disclosure in various locations throughout your prospectus that indicate that you have not engaged in any discussions or negotiations, preliminary or otherwise, with any joint venture/partner. Such disclosure is inconsistent.

10. We reissue comment nine of our letter date June 7, 2011. Please expand the disclosure to discuss your business plan once the feasibility study has been completed and financing has been obtained.

11. We reissue comment 11 of our letter dated June 7, 2011. Please provide disclosure in the prospectus to the citation where the information may be located, including a website if available.

Security Ownership of Certain Beneficial Owners and Management, page 42

12. We partially reissue comment 13 of our letter dated June 7, 2011. Please revise to clarify footnote five in the first table and footnote six in the second table to state, if true, that such table's last column refers to the percentage of all stock (or such similar statement) entitled to vote on matters presented to shareholders for approval. Furthermore, given your description of the last column in such footnote five and six, it appears that the penultimate row in the last column should refer to the total voting percentage of directors and officers as a group, rather than their voting percentage based on common stock ownership alone.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director